TIAA-CREF Life Insurance Company (“Depositor”)

TIAA-CREF Life Separate Account VLI-2 (“Registrant”)

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel & Director, Pension & Insurance Law

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

October 25, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Debbie Skeens – Office of Insurance Products

Re:	TIAA-CREF Life Separate Account VLI-2 (“Registrant”)

Intelligent Survivorship VUL – M Series Policy

Pre-Effective Amendment #1 to the REGISTRATION STATEMENT ON FORM N-6

File Nos. 333-183060 and 811-22659

Response to the Commission’s 9-20-2012 comment letter

Dear Commissioners::

Registrant hereby submits pre-effective amendment #1 to the initial registration statement on Form N-6 (the “Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), submitted via EDGAR to the Commission today (September 25, 2008). The Registration Statement relates to certain variable universal life insurance contracts (the “Contract”) to be offered following effectiveness of the Registration Statement. This Pre-Effective Amendment #1 includes responses to The Commission’s September 20, 2012 comment letter upon the initial registration for this file.

Registrant’s responses to the Commission’s September 20, 2012 comment letter on the above-referenced initial registration adopt the format of the Commission’s letter and comments.

1.	General

a.	Please note that the filing has material information missing. Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

RESPONSE: Confirmed.

b.	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDAR class identifier.

RESPONSE: Confirmed.

c.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

RESPONSE: The issuer of the policy, TIAA-CREF Life Insurance Company, will solely support all insurer guarantees under the policy.

2.	Fee Table/Periodic Charges Other than Portfolio Operating Expenses (pp.5-6).

a.	Please clarify which fees are expressed on an annualized basis and which are expressed on some other (e.g., monthly) basis.

RESPONSE: We have made these changes to the prospectus fee/expense tables to clarify the payment mode and the effective annual charge: (1) The min/max/representative columns are labeled to clearly indicate they are showing the annual charge. Whereas the initial draft showed the actual monthly charge, the Commission’s comment helped us realize that such a presentation was confusing and not very helpful to the investor, so we are now showing the annual amount of the charge. (2) The second column continues to identify the mode of the charge (e.g., monthly, etc.).

b.	For clarity, please consider expressing the representative fee of certain charges (for example, the administrative charges for the BFA and SFA) in the same manner as the minimum/maximum fees for such charges. Currently, the minimum/maximum fee for certain charges is expressed on a per $1,000 basis, while the representative charge is expressed as a total dollar amount for a representative policy.

RESPONSE: The representative fees are now also shown on a per/$1,000 basis, consistent with the minimum/maximum fees.

3.	Changing the BFA and SFA (p. 17)

a.	Unscheduled Increases: The last bullet point in this subsection reserves the right to limit increases in the MFA or SFA to one increase in any 12-month period. Supplementally, please explain the circumstances under which this limitation may be imposed.

RESPONSE: This limitation is intended to discourage nuisance requests for multiple small increases in the MFA or SFA within any 12 month period. We may impose the limitation, for the protection of all policy owners in keeping our costs low, if an owner makes frequent requests for small increases such that the cost of providing those increases is greater than the extra revenue the company expects to receive from them.

b.	Scheduled Increases: In the first and second bullet points in this subsection, the prospectus reserves the right to limit scheduled increases in the SFA “based on financial underwriting reasons.” Please clarify supplementally the types of “financial underwriting reasons” that may result in a limit on these scheduled increases.

RESPONSE: There should be a correlation between policy owners’ assets/estate and the amount of insurance coverage they own. If their estate does not grow appreciably, scheduled increases could result in an over-insured situation, where the insureds own more insurance than is supported by their financial situation and needs. The prospectus limitation language helps the insurer “regulate” against such a situation.

4.	Riders and Endorsements (p.35) Overloan Protection Endorsement: Please bold the sentence in the third bullet point beginning, “The Overloan Protection Endorsement is not currently available….”

RESPONSE: We have bolded the referenced sentence.

5.	Part C – Item 26

Except where permitted under Rule 483 of the Securities Act of 1933, please file actual rather than “form of “custodian agreements and administrative contracts.”

RESPONSE: Two documents in Item 26 in the initial registration were listed as “form of”: (b)(1) custody agreement and (c)(1) policy application. The Custody Agreement that was incorporated by reference from a May 2008 registration is an unsigned copy of what was actually signed by the parties, but does not reflect inclusion of Registrant’s new Separate Account VLI-2. The Custody Agreement for VLI-2 is attached as an exhibit to this filing. Similarly, the application included in the initial application is the application to be used for the policy, so it also is not a “form of” document.

6.	Signatures

As this registration statement is filed under the Investment Company Act of 1940 (“1940 Act”) as well as the Securities Act of 1933, please include a reference to the 1940 Act in this section as required by Form N-6.

RESPONSE: We have made the requested change.

7.	Power of Attorney

Please provide a 1933 Act file number for this registration statement on the power of attorney.

RESPONSE: New Powers of Attorney have been obtained and attached as exhibits which include the file number for this registration.

Request to Accelerate the Effective Date of the Registration

Registrant requests an accelerated effective date for this registration to November 1, 2012.

The Commission, through Ms. Deborah Skeens, provided comments upon the initial registration for the Intelligent Life Survivorship Variable Universal Life Contract by letter dated September 29, 2012.

We submitted a draft of our proposed responses to the Commission’s comment via EDGAR correspondence submitted on October 17, 2008. On October 19, 2012, Ms. Skeens and our counsel, Ken Reitz, communicated by voice message to confirm the adequacy of our changes. Those changes are outlined, above, in this letter. Other than some non-material editing corrections, the only changes from the initial registration in the pre-effective amendment #1 registration are responsive to the Commission’s comments.

All other provisions to the contract prospectus remain unchanged.

Tandy Representation

The Registrant hereby acknowledges:

—	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

—	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To further assist the Commission staff, Registrant has provided the Commission staff reviewer with a courtesy Word-text copy, by e-mail and including a black-lined copy identifying changes from the initial registration, of the pre-effective amendment #1 registration.

We appreciate the Commission staff’s prompt attention to this Registration Statement such that any corrective pre-effective amendment can be submitted and this Registration Statement may be declared effective on or before November 1, 2012.

If you have any question concerning this filing, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org, or you may contact Joan E. Boros at the law firm Jorden Burt LLP at (202) 965-8150.

Respectfully Submitted,
/s/ Kenneth W. Reitz
Kenneth W. Reitz